Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT IN RELATION TO THE RECEIPT OF THE WRITTEN DECISION OF

ADMINISTRATIVE PENALTY OF THE CHINA INSURANCE REGULATORY COMMISSION

China Life Insurance Company Limited (the “Company”) has recently received the Written Decision of Administrative Penalty of the China Insurance Regulatory Commission (Bao Jian Fa [2016] No. 13), stating that the Company had dealt with the unusual policy surrender business for its long-term insurances by using surrender values to directly write down any premium income of the year in which such surrenders were made, which was in violation of the relevant provisions under the Insurance Law of the People’s Republic of China and was therefore subject to a fine of RMB400,000.

For details, please refer to the official website of the China Insurance Regulatory Commission (www.circ.gov.cn).

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 June 2016

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin